# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT Rosario, Santa Fe, Argentina (C1), 2000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001803158

## Reporting persons
- Fourth Sail Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,627,669; sole dispositive power 0; shared dispositive power 4,627,669; aggregate amount beneficially owned 4,627,669 (7.36% of the class)
  Comment: N/A
- Ariel Merenstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,627,669; sole dispositive power 0; shared dispositive power 4,627,669; aggregate amount beneficially owned 4,627,669 (7.36% of the class)
  Comment: N/A
- Fourth Sail Discovery LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,104,956; sole dispositive power 0; shared dispositive power 1,104,956; aggregate amount beneficially owned 1,104,956 (1.76% of the class)
  Comment: N/A
- Fourth Sail Long Short LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,522,713; sole dispositive power 0; shared dispositive power 3,522,713; aggregate amount beneficially owned 3,522,713 (5.61% of the class)
  Comment: N/A
- Fourth Sail Capital US LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,627,669; sole dispositive power 0; shared dispositive power 4,627,669; aggregate amount beneficially owned 4,627,669 (7.36% of the class)
  Comment: N/A
- Tordesilhas Capital Gestora De Recursos Ltda.: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 4,627,669; aggregate amount beneficially owned 4,627,669 (7.36% of the class)
  Comment: N/A

## Item 1. Issuer
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices:
Ocampo 210 bis
Predio CCT Rosario
Santa Fe, ARGENTINA
2000

## Item 2. Person Filing
Name of person filing:
Fourth Sail Capital LP

Ariel Merenstein

Fourth Sail Discovery LLC

Fourth Sail Long Short LLC

Fourth Sail Capital US LP

Tordesilhas Capital Gestora De Recursos Ltda.
Address of principal business office or, if none, residence:
10 MARKET STREET
#754
GRAND CAYMAN, Cayman Islands
KY1-9006
Citizenship:
Fourth Sail Capital LP - CAYMAN ISLANDS

Ariel Merenstein - UNITED STATES

Fourth Sail Discovery LLC - DELAWARE

Fourth Sail Long Short LLC - DELAWARE

Fourth Sail Capital US LP - DELAWARE

Tordesilhas Capital Gestora De Recursos Ltda. - BRAZIL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The percentages set forth in this 13G are calculated based upon 62,848,483 Ordinary Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on October 30, 2024 (File No. 001-38836) (the "Issuer 20-F").
Percent of class: 7.36
Sole power to vote or to direct the vote:
Fourth Sail Capital LP - 0

Ariel Merenstein - 0

Fourth Sail Discovery LLC - 0

Fourth Sail Long Short LLC - 0

Fourth Sail Capital US LP - 0

Tordesilhas Capital Gestora De Recursos Ltda. - 0
Shared power to vote or to direct the vote:
Fourth Sail Capital LP - 4,627,669

Ariel Merenstein - 4,627,669

Fourth Sail Discovery LLC - 1,104,956

Fourth Sail Long Short LLC - 3,522,713

Fourth Sail Capital US LP - 4,627,669

Tordesilhas Capital Gestora De Recursos Ltda. - 0
Sole power to dispose or to direct the disposition:
Fourth Sail Capital LP - 0

Ariel Merenstein - 0

Fourth Sail Discovery LLC - 0

Fourth Sail Long Short LLC - 0

Fourth Sail Capital US LP - 0

Tordesilhas Capital Gestora De Recursos Ltda. - 0
Shared power to dispose or to direct the disposition:
Fourth Sail Capital LP - 4,627,669

Ariel Merenstein - 4,627,669

Fourth Sail Discovery LLC - 1,104,956

Fourth Sail Long Short LLC - 3,522,713

Fourth Sail Capital US LP - 4,627,669

Tordesilhas Capital Gestora De Recursos Ltda. - 4,627,669

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fourth Sail Capital LP: Thiago Doria, Authorized Person (02/10/2025)
- Ariel Merenstein: Thiago Doria, Attorney in fact (02/10/2025)
- Fourth Sail Discovery LLC: Thiago Doria, Authorized Person (02/10/2025)
- Fourth Sail Long Short LLC: Thiago Doria, Authorized Person (02/10/2025)
- Fourth Sail Capital US LP: Thiago Doria, Authorized Person (02/10/2025)
- Tordesilhas Capital Gestora De Recursos Ltda.: Tathiana Azevedo, Authorized Person (02/10/2025)